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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Drilling Intersects 453.2 metres averaging 0.72 g/t Gold, 3.2 g/t Silver and 0.12% Copper at Raintree West Prospect, Whistler Project, Alaska

KSK11-07

Vancouver, BC – May 19, 2011: Kiska Metals Corporation (“Kiska or the Company”) reports that recent drilling has substantially extended and broadened mineralization at the Raintree West Prospect, located 1.2 kilometres east of the multi-million ounce Whistler Deposit. Hole WH10-30 intersected 453.2 metres averaging 0.72 g/t Au, 3.2 g/t Ag, 0.12% Cu, 0.04% Pb, and 0.31% Zn (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t Au, 3.7 g/t Ag, 0.16% Cu, 0.04% Pb, and 0.36% Zn (1.31 g/t gold equivalent). Four holes were completed on two sections 100 and 200 metres north of the discovery section to follow up a 2009 intersection of 97.2 metres averaging 0.61 g/t gold, 6.9 g/t silver, 0.16% copper, 0.24% lead and 0.59% zinc (1.04 g/t gold-equivalent) at the bottom of hole WH09-002. These new results indicate that the grades of the Raintree West porphyry system improve to the north and it remains open to expansion to the north, west, south and at depth.

Four holes (2,421 metres) were completed at Raintree West in the spring program at Whistler. Two holes were drilled on each section toward the east (WH11-27, 28) and west (WH11-29, 30), testing for the extension to mineralization identified in 2009. Mineralization at Raintree West occurs as two types: 1) early, porphyry-style gold-copper mineralization associated with high temperature potassic alteration, and 2) later crosscutting silver-gold-lead-zinc mineralization in low temperature quartz-carbonate veins. Silver-gold-lead-zinc veins appear to surround, and locally overprint the high temperature porphyry mineralization, which is best distinguished by the presence of significant copper–bearing mineralization.  In addition to contributing important metal value, the low temperature silver-gold-lead-zinc veins have become a key targeting and vectoring tool for high temperature gold and copper mineralization. Through a combination of deep drilling and shallow grid-based drilling, Kiska has now identified an open-ended target area of 1,200 by 600 metres defined by these low temperature veins centered on a core of high temperature porphyry mineralization.

“Our drilling on the discovery section at Raintree West in 2009 had targeted a previously discovered shallow porphyry target, however drilling across a major fault structure we intersected a 97 metre section of high temperature gold-copper mineralization at the bottom of the hole,” stated Mark Baknes, P.Geo, VP Exploration for Kiska. “This year’s follow-up of that modest intercept has shown the potential for significant expansion. On the basis of these holes the strength of gold-copper grades are improving to both the north and west. This new large porphyry centre has no clear geophysical signature leading us to conclude that other porphyry centres with subtle geophysical signatures may exist beyond the long list of obvious magnetic and IP-defined targets.”

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 metres of the hole averaging 1.13 g/t Au, 3.9 g/t Ag and 0.18% Cu.

“This success at Raintree West reinforces that we are exploring a new district at Whistler,” stated Jason Weber, P.Geo., President and CEO of Kiska. “We are early in our exploration of this target but we are very encouraged by the long intervals and the tenor of mineralization seen to date. Like Island Mountain, Raintree West will be a priority target for drilling this year.”

WH11-30 is located 100 metres to the north of WH11-29, which returned 460.7 metres averaging 0.50 g/t Au, 7.1 g/t Ag, 0.06% Cu, 0.17% Pb, and 0.52% Zn (0.74 g/t gold equivalent). This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration. The upper interval, from 404.0 to 566.0 metres returned 162.0 metres averaging 0.52 g/t Au, 13.0 g/t Ag, 0.04 % Cu, 0.38% Pb, and 0.94% Zn (0.81 g/t gold equivalent). The lower interval, from 566.0 to 774.0 metres, returned 208.0 metres averaging 0.54 g/t Au, 4.3 g/t Ag, 0.09% Cu, 0.06% Pb, and 0.29% Zn (0.80 g/t gold equivalent). Quartz and magnetite veining continued to the end of the hole at 836.68 metres. Plan maps and cross sections from the 2011 program at Raintree West can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=443758.

Drill intercepts from the east directed holes WH11-027 and WH11-028, located 100 and 200 metres north of the original Raintree West discovery returned broad intervals of strong phyllic alteration and low temperature silver-lead-zinc mineralization associated with quartz-carbonate veining.

Raintree West Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold eq. * (g/t)	Gold eq.** (g/t)	Mineralization Type [1,2,3]
WH10-030	337.7	791.0[x]	453.2	0.72	3.2	0.12	0.04	0.31	1.01	1.28	Composite
including	337.7	462.4	124.7	0.16	1.9	0.01	0.04	0.15	0.22	0.37	Late Ag-Pb-Zn
and	462.4	791.0[x]	328.6	0.93	3.7	0.16	0.04	0.36	1.31	1.62	Porphyry + o/p
including	619.0	791.0[x]	172.0	1.13	3.9	0.18	0.03	0.45	1.55	1.93	Porphyry + o/p
WH10-029	376.0	836.7[x]	460.7	0.50	7.1	0.06	0.17	0.52	0.74	1.26	Composite
including	404.0	566.0	162.0	0.52	13.0	0.04	0.38	0.94	0.81	1.79	Late Ag-Pb-Zn
and	566.0	774.0	208.0	0.54	4.3	0.09	0.06	0.29	0.80	1.07	Porphyry + o/p
WH10-028	61.3	233.5	172.2	0.09	2.3	0.01	0.08	0.35	0.14	0.47	Late Ag-Pb-Zn
WH10-027	200.5	289.0	88.5	0.15	4.8	0.02	0.26	0.69	0.26	0.97	Late Ag-Pb-Zn
Previously Released Holes
WH10-024	5.0	304.0[x]	299.0	0.47	5.4	0.04	0.23	0.51	0.63	1.18	Late Ag-Pb-Zn
including	168.0	251.0	83.0	1.20	11.8	0.06	0.53	1.08	1.50	2.69	Late Ag-Pb-Zn
WH09-002	7.6	479.2[x]	471.6	0.38	4.7	0.09	0.15	0.35	0.63	1.01	Composite
including	59.0	187.7	128.7	0.56	6.8	0.16	0.14	0.32	0.99	1.33	Porphyry + o/p
and	382.0	479.2[x]	97.2	0.61	6.9	0.16	0.24	0.59	1.04	1.66	Porphyry + o/p

*  Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper

** Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver,  $2.91 per pound copper, $0.92 per pound lead and $1.14 per pound zinc.

X denotes end of hole and that the intersection quoted remains open.

1 "Late Ag-Pb-Zn" is comprised of zones of quartz-carbonate veins with sphalerite-galena-pyrite +/- chalcopyrite; Ag-Pb-Zn veins occur peripheral to Porphyry mineralization (see 2) and cross-cut Porphyry mineralization

2 "Porphyry + o/p" is comprised of zones dominated by "core-style" high-temperature porphyry alteration and gold-copper mineralization with an irregular overprint of "Late Ag-Pb-Zn"

3 "Composite" is comprised of broad intervals that include both styles of mineralization in discrete zones: "Late Ag-Pb-Zn " (with no earlier porphyry mineralization) and "Porphyry + o/p"

Drill testing of the Raintree West target will continue in early June, with the aim to expand this new porphyry discovery to the north, west and south as well as to shallower depths. A second drill rig will be mobilized to accelerate this expansion as well as to investigate other high priority targets. Two additional rigs will be dedicated to expanding Island Mountain mineralization where the discovery of a new porphyry gold-copper system was made in 2009 and expanded in 2010.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.